September 19, 2013

Jimena Acuña Smith

T+1 415 315 2306

F+1 415 315 4882

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Laura Hatch

Re:	Artisan Partners Funds, Inc. (Registration Nos. 33-88316 and 811-8932)

Responses to Comments on Preliminary Proxy Statement

Dear Ms. Hatch:

I am writing on behalf of Artisan Partners Funds, Inc. (the “Registrant”) to respond to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the Registrant’s preliminary proxy statement, which was filed on Schedule 14A with the Commission on August 30, 2013. You communicated these comments to me and Melissa Smit of Ropes & Gray LLP via telephone on September 6, 2013. The Staff’s comments and the Registrant’s responses are set forth below.

1.	Comment: Please confirm supplementally whether any Fund has obtained a Commission order permitting the engagement of a sub-adviser without shareholder approval. If a Fund has obtained such an order, please provide this information in the definitive proxy statement.

Response: The Registrant confirms that no Fund has received such an exemptive order from the Commission.

2.	Comment: Please explain how no-action letter (“NAL”) guidance permitting the engagement by an adviser of a wholly-owned sub-adviser without shareholder approval is applicable to the set of facts presented in the preliminary proxy statement, where the proposed form of master subadvisory agreement (the “Master Subadvisory Agreement”) would be, at a future time, entered into with a sub-adviser that is controlled by or under common control with Artisan Partners Limited Partnership, the Funds’ investment adviser (the “Investment Adviser”), rather than a wholly-owned subsidiary.

Response: The Registrant notes that, through NAL guidance, the Commission has permitted a mutual fund investment adviser to appoint a wholly-owned subsidiary as sub-adviser and subsequently reallocate investment advisory responsibilities and fees between itself and such wholly-owned subsidiary without obtaining shareholder approval. See Wells Fargo Bank, N.A. (Commission No-Action Letter (March 31, 1998)) (the “Wells Fargo Letter”). In the Wells Fargo Letter, the sub-adviser was a wholly-owned subsidiary of the adviser, and the Staff granted no-action relief based, in part, on the adviser’s representation that it would “retain responsibility for, and control over, the provision of advisory services to each Fund in its capacity as the primary adviser to each Fund and as the parent company that wholly owns [the sub-adviser].” For certain tax and regulatory reasons, affiliates of the Investment Adviser operating in jurisdictions outside of the United States (“Related Sub-Advisers”) are currently wholly-owned subsidiaries of Artisan Partners Holdings LP (“Artisan Holdings”), the parent company of the Investment Adviser. The Investment Adviser is also a wholly-owned subsidiary of Artisan Holdings. The Registrant notes that, as in the fact pattern underlying the Wells Fargo Letter, the same entity, Artisan Holdings, would have ultimate control over the provision of advisory services to each Fund. As noted by the Staff in a related no-action letter, “in essence, the only change [would be] the name of the corporate entity performing some of the duties under the existing advisory contracts.” See American Express Financial Corporation (Commission No-Action Letter (November 17, 1998)) (the “AmEx Letter”). Accordingly, the Registrant respectfully submits that there is no material difference between a transfer of certain advisory services by the Investment Adviser to a Related Sub-Adviser and the facts presented in the Wells Fargo Letter. Further, in contrast to the AmEx Letter – where the proposed sub-adviser was a majority-owned subsidiary of the adviser and the sub-adviser’s other interest holders owned nearly 50% of the sub-adviser’s outstanding voting shares, thereby potentially exerting a significant influence over the provision of advisory services to the funds – the Investment Adviser and any Related Sub-Adviser, to the extent that they are wholly-owned subsidiaries of Artisan Holdings, would not be subject to the exertion of a significant influence over the provision of advisory services to the Funds by any third party. Proposal 2(b), approval of the form of master subadvisory agreement between the Investment Adviser and certain affiliates, has been removed from the proxy statement. The Registrant may, however, in the future, rely on the NAL guidance discussed above, depending on the facts and circumstances underlying the potential engagement of a Related Sub-Adviser.

3.	Comment: Please confirm supplementally that, if shareholders approve the Master Subadvisory Agreement, the future engagement of a Related Sub-Adviser will not involve any action beyond the parameters set forth in the NAL guidance, namely: that (a) there would be no reduction in the nature or level of services provided to a fund, (b) there would be no increase in fees paid by funds for those services and (c) existing and prospective shareholders would be informed of the arrangement. If the Investment Adviser expects that such engagement will involve action outside of these parameters, please discuss such circumstances.

Response: As noted in response to Comment #2 above, the Registrant has removed Proposal 2(b) from the proxy statement.

4.	Comment: Please explain supplementally why the Registrant, in addition to relying on NAL guidance, is seeking shareholder approval of the Master Subadvisory Agreement where such “form of” agreement may not meet the requirements of Section 15(a) of the 1940 Act.

Response: As noted in response to Comment #2 above, the Registrant has removed Proposal 2(b) from the proxy statement.

5.	Comment: Please provide the date(s) that the current investment advisory agreements (the “Current Advisory Agreements”) were last submitted to a vote of security holders of the Funds.

Response: The Registrant confirms that the date on which each of the Current Advisory Agreements were last submitted to a vote of security holders of the Funds is stated in Appendix D of the preliminary proxy statement, which contains information regarding the Current Advisory Agreements.

6.	Comment: In the first paragraph under the section entitled “Comparison of the Current Investment Advisory Agreements and the Amended and Restated Investment Advisory Agreement” in the preliminary proxy statement, where it states that there is no change in the rate of the advisory fees, please also disclose that certain expenses relating to the determination of daily price computations currently borne by the Investment Adviser will be reallocated to the Funds.

Response: The requested change has been made.

7.	Comment: Please confirm supplementally that a pro forma fee table is not included in the preliminary proxy statement because there would be no change reflected in the pro forma expenses of the Funds.

Response: The Registrant notes that the reallocation of certain expenses relating to the determination of daily price computations currently borne by the Investment Adviser to Artisan Emerging Markets Fund, Artisan Global Value Fund, Artisan International Fund, Artisan Small Cap Fund and Artisan Value Fund (the “Five Funds”) under the amended and restated investment advisory agreement (the “Amended and Restated Advisory Agreement”) does not materially increase the gross expense ratio of each of the Five Funds. Accordingly, a table comparing the current fees and pro forma fees for each of the Five Funds is not included in the preliminary proxy statement because such table would not show a change in expenses given that such change represents an increase in expenses of less than 0.01% for each of the Five Funds.

8.	Comment: Under the section entitled “Board Considerations in Approving the Amended and Restated Investment Advisory Agreement” in the preliminary proxy statement, please discuss any benefit derived or to be derived by the Investment Adviser from the relationship with the Funds, such as soft dollar arrangements by which brokers provide research for the Funds or its Investment Adviser in return for allocating Fund brokerage, as required by Item 22(c)(11)(ii) of Schedule 14A.

Response: The board of directors did not expressly consider any benefit derived or to be derived by the Investment Adviser from the relationship with the Funds given that, at its August 13, 2013 meeting, the board of directors focused on the nature of the changes to the Amended and Restated Advisory Agreement. The board of directors did, however, take into account its deliberations and conclusions, including the extensive materials reviewed, in connection with its most recent approval of the Current Advisory Agreements at earlier meetings. Such earlier deliberations included a discussion of other benefits derived by the Funds or the Investment Adviser from their relationship with each other.

9.	Comment: Please provide, for the most recently completed fiscal year, the aggregate amount of commissions paid to any Affiliated Broker, as that term is defined in Item 22(a)(1)(ii) of Schedule 14A, and the percentage of the Funds’ aggregate brokerage commissions paid to any such Affiliated Broker, as required by Item 22(c)(13) of Schedule 14A.

Response: As noted in the subsection entitled “Affiliated Brokerage” under the section entitled “Other Information” in the preliminary proxy statement, for the most recently completed fiscal year, the Funds did not pay any commissions to Affiliated Brokers.

10.	Comment: Please clarify whether the Funds have any intention, within the year, to adopt a distribution plan pursuant to Section 12(b) of the 1940 Act. If so, please discuss supplementally the approval process that the Funds would have to undergo to adopt such a plan.

Response: The Registrant notes that it currently has no intention to adopt a distribution plan pursuant to Section 12(b) of the 1940 Act. Furthermore, the Registrant confirms that if, at a future date, the Funds determine to adopt such a plan, the Funds will seek approval in a manner consistent with the 1940 Act.

11.	Comment: Under the section entitled “Board Considerations in Approving the Amended and Restated Investment Advisory Agreement” in the preliminary proxy statement, please clarify how the expense limitation agreement, in effect through February 1, 2014, will affect any increase in Artisan Global Value Fund’s expenses as a result of the reallocation of certain expenses relating to the determination of daily price computations to such Fund if the Transition is not expected to occur until March 2014.

Response: The requested change has been made.

12.	Comment: Under the section entitled “Shareholder Proposals” in the preliminary proxy statement, please define the term “WBCL.”

Response: The requested change has been made.

Please do not hesitate to call me at 415-315-2306 or my colleague Rajib Chanda at 202-508-4671 if you have any questions or require additional information.

Very truly yours,

/s/ Jimena Acuña Smith

Jimena Acuña Smith

cc:	Sarah A. Johnson, Artisan Partners Limited Partnership

James S. Hamman, Jr., Artisan Partners Limited Partnership

Laura E. Simpson, Artisan Partners Limited Partnership

John M. Loder, Ropes & Gray LLP

Rajib Chanda, Ropes & Gray LLP